CERVOMED INC.

20 Park Plaza

Suite 424

Boston, MA 02116

June 3, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Doris Stacey Gama

Re:	CervoMed Inc. Registration Statement on Form S-1, as amended (File No. 333-279343) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CervoMed Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective as of 5:00 p.m., Eastern Time, on June 5, 2024, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Jason S. McCaffrey, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-4416 or by an email to JSMcCaffrey@mintz.com

Thank you for your assistance. If you should have any questions, please contact Mr. McCaffrey at (617) 348-4416.

Very truly yours, CERVOMED INC. By: /s/William R. Elder Name: William R. Elder Title: Chief Financial Officer, General Counsel and Corporate Secretary